SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 26, 2002

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WESCAST INDUSTRIES INC.

(Exact name of registrant as specified in its charter)

200 WATER STREET

WINGHAM, ON CANADA N0G 2W0

(Address of principal executive office)

Indicate by check mark whether the registrant

files or will file annual reports under

cover of Form 20-F or Form 40-F:

Form 20-F                        Form 40-F  X

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                  No X

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESCAST INDUSTRIES INC.

                                                          Dated:      November 26, 2002

                                                        By: “Raymond T. Finnie”

                                                       Name: Raymond T. Finnie

                                                       Title: President and CEO

               wescast industries inc.

WESCAST INDUSTRIES INC.

DECLARES DIVIDEND

TSX:

WCS.A

NASDAQ:

WCST

October 23, 2002

Brantford, Ontario, - Wescast Industries Inc. has declared a dividend on its common shares in the amount of $0.12 per common share, and such dividend shall be payable on November 22, 2002 to shareholders of record at the close of business on November 1, 2002.

About Wescast Industries Inc.:

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks.  The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs.  Wescast has sales and design centres in Canada, the United States and Germany, as well as sales representation in the United Kingdom, France and Japan.  The Company operates six production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan, and a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market.  The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

For further information, please contact:

Mr. Ray Finnie

Wescast Industries Inc.

(519) 759-0452